UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75798 / September 1, 2015

Admin. Proc. File No. 3-16579

In the Matter of

GUARDIAN ZONE TECHNOLOGY, INC.
(F/K/A CURTIS ACQUISITION, INC.),
KLEIN RETAIL CENTERS, INC., AND
LIGHTFIRST, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.), Klein Retail Centers, Inc., or LightFirst, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.), Klein Retail Centers, Inc., and LightFirst, Inc.[2] The order contained in that

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[1]   17 C.F.R. § 201.360(d).

[2]   *Guardian Zone Tech., Inc. (f/k/a Curtis Acquisition, Inc.), Heartland Wis. Corp., Klein Retail Ctrs., Inc., and Lightfirst, Inc.,* Initial Decision Release No. 835 (July 20, 2015), 111 SEC Docket 20, 2015 WL 4397166. The Central Index Key numbers are: 1364831 for Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.); 1457291 for Klein Retail Centers, Inc.; and 1255145 for LightFirst, Inc.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.), Klein Retail Centers, Inc., and LightFirst, Inc., are hereby revoked.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 835
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16579

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GUARDIAN ZONE TECHNOLOGY, INC. (F/K/A CURTIS ACQUISITION, INC.), HEARTLAND WISCONSIN CORP., KLEIN RETAIL CENTERS, INC., AND LIGHTFIRST, INC.	INITIAL DECISION ON DEFAULT AS TO THREE RESPONDENTS July 20, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On June 8, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. The OIP required that Respondents file an Answer to the allegations within ten days after service of the OIP. OIP at 3; *see* 17 C.F.R. § 201.220(b).

I previously found that Respondents were served with the OIP by June 15, 2015, and that their Answers were due by June 29, 2015. *Guardian Zone Tech., Inc.*, Admin. Proc. Rulings Release No. 2828, 2015 SEC LEXIS 2443 (June 17, 2015). I also ordered that a telephonic prehearing conference be held on July 1, 2015, and warned that any Respondent that did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding would be found in default. *Id.* Only the Division appeared at the prehearing conference on July 1, 2015.

On July 7, 2015, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Heartland Wisconsin, Corp. *Guardian Zone Tech., Inc.*, Exchange Act Release No. 75368, 2015 SEC LEXIS 2811 (July 7, 2015).

As of the date of this Initial Decision, Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.) (Guardian Zone), Klein Retail Centers, Inc. (Klein Retail), and LightFirst, Inc.

(LightFirst) (collectively the Three Respondents), have failed to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. Accordingly, I find the Three Respondents to be in default and find the allegations in the OIP to be true as to them. *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Guardian Zone, Central Index Key (CIK) No. 1364831, is a Delaware corporation located in Chagrin Falls, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Guardian Zone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $3,700 for the prior nine months.

Klein Retail, CIK No. 1457291, is a void Delaware corporation located in Angola, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Klein Retail is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on February 8, 2011.

LightFirst, CIK No. 1255145, is a void Delaware corporation located in Elk Grove Village, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act 12(g). LightFirst is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of over $1.69 million for the prior nine months.

In addition to their repeated failures to file timely periodic reports, the Three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The Three Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). There is no genuine issue of material fact that the Three Respondents each failed to timely file required periodic reports. As a result, the Three Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Three Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Three Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, the Three Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the Three Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Guardian Zone Technology, Inc. (f/k/a Curtis Acquisition, Inc.), Klein Retail Centers, Inc., and LightFirst, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial

Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

The Three Respondents are each notified that they may move to set aside the default in this proceeding. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge